Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

               July 6, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re:	Supplemental Immediate Report - Publication for Public Comments of the 2020 Draft Economic Plan
Promoting nationwide deployment of advanced communications infrastructures in Israel

Bezeq hereby supplements the following reports that it has filed in the past:

•	Immediate Report dated November 6, 2019 (Ref. No. 2019-01-108475) regarding the publication for public comments of the Israeli government inter-ministerial team’s recommendations for the review of ultra-broadband infrastructure deployment policy in Israel;
•	Immediate Report dated June 15, 2020 (Ref. No. 2020- 01-053446) regarding the Israeli government inter-ministerial team’s recommendations on the matter of the Hot Group; and

•	Section 2.7.2 of the chapter describing Bezeq’s business in Bezeq’s 2019 annual report.

On July 5, 2020, Bezeq received a publication for public comments (dated July 2, 2020) of the Israeli government’s draft 2020 Economic Plan which includes, inter alia:

1.	A proposed government resolution to amend the Communications Law (Telecom and Broadcasting), 5742-1982 with respect to a series of issues related to the promotion of nationwide deployment of advanced telecommunications infrastructures in Israel, following the recommendations in the above-referenced reports.

2.	A statement that the Israeli Minister of Communications will provide notice that the Ministry of Communications will complete, within 90 days, a re-examination of the retail Internet market in Israel, including the cancellation of the current division for providing Internet services between Internet infrastructure service and Internet access service (Internet Service Providers). The plan notes the need to balance between competition in the market and consumer benefit, on the one hand, and the simplification of Internet service purchase in Israel to end users, on the other hand. The plan includes recommendations for a proper transition in order to maintain market competition, insofar as it is required.

Below is the link to the notice that includes the draft Economic Plan (Communication Chapter on pages 81-88):

https://www.gov.il/he/departments/publications/reports/public-opinion-economic-plan-2020

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.